April 25, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On February 11, 2014, the Registrant, on behalf of its series, the Newfound Risk Managed Global Sectors Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on March 28, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. In the fee table, please add “and Expense Reimbursement” to the Fee Waiver line item.

Response. The Registrant has made the revision requested.

Comment 2. Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response. The Registrant so confirms.

Comment 3. In “Principal Investment Strategies”, clarify in the disclosure whether the Fund may invest in securities directly or only through ETFs.

Response. The Registrant has revised the first paragraph in “Principal Investment Strategies” as follows:

“The Fund seeks to track the Newfound Risk Managed Global Sectors Index (the “Index”), which is an active index created and maintained by the adviser and is currently calculated and published by NASDAQ OMX.  The Index, and, therefore, the Fund, is comprised of (i) large capitalization equity securities and/or exchange traded funds (“ETFs”) ~~and/or securities~~ that represent~~ing~~ the 11 primary sectors of the S&P Global 1200® Index (“S&P Global”), (ii) investment grade short term fixed income securities and (iii) ETFs that invest in ~~high-quality~~ investment grade short-term fixed income securities.  The primary sectors of the S&P Global are: materials, energy, financials, industrials, technology, consumer staples, utilities, health care, consumer discretionary, infrastructure and telecommunications. The adviser defines “large capitalization equity securities” as securities of companies with market capitalizations of over $10 billion.”

Other clarifying revisions have been made in the second paragraph as shown in response to Comment 4.

Comment 4. In “Principal Investment Strategies”, please add disclosure regarding the Newfound Risk Managed Global Sectors Index, including, how often it is rebalanced and the rebalancing methodology.  In addition, please explain supplementally whether the Index predates the Fund, and, if not, why the Fund is tracking this Index rather than just using the same methodology given that the adviser manages both.

Response. The Index was created in August 2013. The Registrant has revised the second paragraph in “Principal Investment Strategies” as follows:

“Unlike a traditional index mutual fund, the Fund is actively managed because the Index it tracks is actively managed by the adviser. The adviser utilizes a rules based investment process to determine which securities to include in the Index and buy and sell for the Fund. The process relies on signals from its proprietary models, which analyze each of the 11 sectors within the S&P Global.  Sectors that are included in the Fund are generally equally weighted, subject to the adviser’s rebalancing methodology, with a maximum allocation per sector of 25%, measured at the time of rebalancing.  As such, when three or fewer sectors are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in ~~high quality~~ investment grade short term fixed income securities, up to 100%.  ~~Allocations are changed~~ The Index is rebalanced weekly using the adviser’s rebalancing methodology, which is based on the adviser’s proprietary quantitative model that seeks to evaluate the underlying trends within each sector. The model identifies which sectors are exhibiting positive or negative momentum. If the momentum of a sector is positive, then it is included in the portfolio. If the momentum is negative, it is excluded from the portfolio.  The Fund has the flexibility to invest in any combination of the securities described above ~~the sector ETFs and short-term fixed income ETFs~~.  The Fund may invest in a basket of large capitalization equity securities to represent a sector if it determines that investment in the ETF for that sector is not feasible or otherwise would not be in the best interests of the Fund and its shareholders.  The Fund may also deviate from tracking the Index if it is determined that tracking the index is likely to violate applicable legal or regulatory restrictions. ~~or otherwise result in adverse consequences for the Fund The Fund may invest, directly or indirectly, in large capitalization equity securities, which the adviser defines as a market capitalization of over $10 billion, and investment grade fixed income securities.~~”

Comment 5. In “Principal Investment Strategies”, clarify in the disclosure that the Fund is an actively managed Fund because the Index is actively managed by the adviser, unlike a traditional index fund.

Response. The Registrant has revised the disclosure in the second paragraph of “Principal Investment Strategies” as shown in response to Comment 4.

Comment 6. In “Principal Investment Strategies”, in the second to last sentence in the second paragraph, please clarigy what “otherwise result in adverse consequences for the Fund” means.

Response. The Registrant has revised the disclosure in the second paragraph of “Principal Investment Strategies” as shown in response to Comment 4.

Comment 7. In “Principal Investment Strategies”, in the last sentence of the second paragraph, please change “may” to “will”.

Response. The Registrant has revised the disclosure to no longer include that sentence, so it has not been revised.

Comment 8. Will the Fund invest in small or medium capitalization companies as a principal strategy?  If so, please add disclosure accordingly.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in small capitalization companies as part of its principal strategies but will invest in medium capitalization companies, so the disclosure has been revised accordingly.

Comment 9. In “Principal Investment Strategies”, add disclosure indicating the maximum that may be invested in cash or debt securities.

Response. The disclosure already states in the second paragraph of “Principal Investment Strategies” that the Fund may invest up to 100% in cash and debt securities.

Additional Information about Principal Investment Strategies And Related Risks

Comment 10. In “Principal Investment Strategies”, please add disclosure regarding when the Index was started, why it was created and what role NASDAQ plays in the Index.

Response. The Registrant has revised the first paragraph in “Principal Investment Strategies” as follows (changes included from the Summary are not marked below):

“The Fund seeks to track the Newfound Risk Managed Global Sectors Index (the “Index”), which is an active index created in August 2013 and maintained by the adviser and is currently calculated and published by NASDAQ OMX.  The Index was created as a benchmark for the adviser’s risk managed global sectors strategy used by its separate accounts. The adviser provides NASDAQ OMX with allocation decisions for the Index, and they then calculate and publish an index value. The Index, and, therefore, the Fund, is comprised of (i) large capitalization equity securities and/or exchange traded funds (“ETFs”) that represent the 11 primary sectors of the S&P Global 1200® Index (“S&P Global”) (ii) investment grade short term fixed income securities and (iii) ETFs that invest in investment grade short-term fixed income securities…”

SAI:

Comment 11.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

Comment 12.  In “Investments and Risks”, the disclosure regarding “Underlying Funds” does not seem applicable to the Fund, so please consider removing it.

Response.  The Registrant has removed the disclosure.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins